GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

August 28, 2015

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:    GNC Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 17, 2015
File No. 1-35113

Dear Mr. Thompson:

Set forth below are responses by GNC Holdings, Inc. (“GNC”) to the comments received from the staff of the SEC (the “Staff”) in the Staff’s comment letter dated August 20, 2015 addressed to Michael G. Archbold.  For your convenience, we have repeated each of your numbered comments in italics followed by our responses.  References throughout this letter to “we”, “us”, “our” and “the Company” are to GNC.
Notes to the Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 65
COMMENT NO. 1:
Please tell us your consideration of disclosing the timing of revenue recognition for e-commerce sales; for example, at the time of shipment or upon receipt by the customer, including when title and risk of loss passes to the customer.

RESPONSE:
Our policy is to recognize revenue for our e-commerce business when title and risk of loss passes to the customer, which is upon receipt by the customer. For the year ended December 31, 2014, e-commerce revenue accounted for less than 10% of our consolidated revenue. In future Form 10-K filings, we will expand our current revenue recognition disclosure to state the timing of when e-commerce revenue is recognized. Disclosure substantially similar to the following will be included in the “Critical accounting estimates” section of Management Discussion and Analysis, and in the footnotes to the financial statements, as appropriate:

“Revenue related to e-commerce sales is recognized upon receipt by our customers.”

Note 14. Stock-Based Compensation Plans, page 79

COMMENT NO. 2:
Please tell us what consideration you gave to disclosing the intrinsic value of vested restricted stock and vested time restricted stock units pursuant to ASC 718-10-50-2d2.
RESPONSE:
In response to the Staff’s comment, in accordance with ASC 718-10-50-2d2, in future Form 10-K filings we will expressly disclose the intrinsic value of restricted stock and restricted stock units that vested during each year presented, which is measured as the value of the Company’s stock price on the date of vesting and is equal to the compensation value to the underlying participant.
Form 8-K Filed February 12, 2015
COMMENT NO. 3:
We note your use of the non-GAAP measure free-cash flow. Please tell us what consideration you gave to providing the disclosures required by Item 100(a)(2) of Regulation G.

RESPONSE:

We considered the disclosures required by Item 100(a)(2) of Regulation G and provided the quantitative formula for reconciling non-GAAP free-cash flow to the respective GAAP measure.  The specific items required in the formula (Net cash provided by operating activities, Net cash used in investing activities and Cash paid for acquisitions) were separately identified in the Condensed Consolidated Statements of Cash Flows, so we believe the method of reconciliation would be clearly understandable.

Using the formula and inputs provided, the quantitative reconciliation is (in ‘000s): $303,785 (Net cash provided by operating activities) less ($75,487 - $6,402) (Cash used in investing activities excluding acquisitions), with the result of $234,700.  In future filings disclosing free cash flow, we will provide a quantitative tabular reconciliation in addition to the formula and inputs.

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding our filings.  Please do not hesitate to call me at (412) 288-2029.

Sincerely,

/s/: Tricia K. Tolivar
Tricia K. Tolivar
Executive Vice President and Chief Financial Officer

cc:           Michael G. Archbold, GNC Holdings, Inc.
               James M. Sander, GNC Holdings, Inc.